Givaudan

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 14 March 2008
RG/rmj7409
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached, for your information, the Annual Information Update which was sent by Givaudan SA to the SWX Swiss Stock Exchange and to the London Stock Exchange (acting as Regulatory Information Service).

The information contained in this document reflects the information that has been sent to you on a regular basis between the 9th March 2007 and 14th March 2008.

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

Givaudan SA
5, chemin de la Parfumerie
1214 Vernier
Switzerland

Date : 14 March 2008

ANNUAL INFORMATION UPDATE
GIVAUDAN SA

In accordance with Art. 24 of the Additional Rules for the Listing on the SWX "EU-Compatible" Segment, Givaudan SA provides hereby its Annual Information Update relating to information that has been published from 09th March 2007 until 14 March 2008.

Although the information provided hereby was up to date at the time of its publication, some of it may now be outdated.

The information is classified and presented as follows:

Media Releases
Full text provided hereby.

Annual and semi annual reports
Table of contents provided hereby. Full text can be found on Givaudan.com's investor center.

Management transactions
All disclosures relating to management transactions can be found on the SWX Swiss Exchange website at *www.swx.com/admission/being_public/mtrans/publication_en.html.*

Shareholding disclosure
All shareholding disclosure information concerning Givaudan can be found on the SWX Swiss Exchange website at
www.swx.com/admission/being_public/disclosure/major_shareholders_en.html?fromDate=19980101&issuer=Givaudan+SA

Invitations to the Annual General Meeting / Notices of dividend payment
Full text provided hereby.

General commercial information (abstracts from Commercial Register, public notices)
Full text provided hereby.

Other general information relating to Givaudan SA may be found on SWX Swiss Exchange Website at
www.swx.com/admission/listing/equity_market/issuer_information_en.html?id=11181

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 14 March 2008
RG/rmj7408
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that Capital Group holds 3.18% of voting rights	13 March 2008	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

GIVAUDAN SA

Shareholding disclosure
In accordance with the Swiss Stock Exchange Act,

Capital Group Companies Inc, 333 South Hope Street, Los Angeles, CA, USA
Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA, USA
Capital Guardian Trust Company, 333 South Hope Street, Los Angeles, CA, USA
Capital International Ltd, Grosvenor Place, London, UK
Capital International Inc, 11100 Santa Monica Blvd, Los Angeles, CA, USA
Capital International SA, 3 place des Bergues, 1201 Geneva Switzerland

being all investment management companies, have notified Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier, Switzerland, that they held, through the acquisition of shares on 10 March 2008, acting in concert as affiliates of the same group, a total of 231'327 Givaudan SA's registered shares, representing potentially 3.18% of voting rights.

For further information please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com

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